INVESTMENT MANAGEMENT

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Exhibit (m)(4)(i)

May 1, 2026

Voya Partners, Inc.

7337 E. Doubletree Ranch Road

Suite 100

Scottsdale, AZ 85258-2034

Re: Reduction in Fee Payable under the Voya Partners, Inc. Fifth Amended and Restated Distribution Plan

Ladies and Gentlemen:

Voya Investments Distributor, LLC (“VID”) hereby waives a portion of the distribution fee payable under the Fifth Amended and Restated Distribution Plan (the “Distribution Plan”) to VID for VY® Invesco Equity and Income Portfolio (the “Portfolio”), a series of Voya Partners, Inc. (“VPI”), in an amount equal to 0.02% per annum on the average daily net assets attributable to Service 2 Class Shares of the Portfolio, as if the distribution fee specified in the Distribution Plan were 0.13%.

By this letter, we agree to waive this amount for the period from May 1, 2026 through May 1, 2027.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Directors of VPI.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Very sincerely,

By: /s/ Andrew K. Schlueter

Name: Andrew K. Schlueter

Title: Senior Vice President

Voya Investments Distributor, LLC

ACCEPTED AND AGREED TO:

Voya Partners, Inc.

By: /s/ Kimberly A. Anderson

Name: Kimberly A. Anderson

Title: Senior Vice President, Duly Authorized